UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number: 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

SUBMITTED HEREWITH

Exhibits

99.1	Form 51-901F - Third Quarter Ended November 30, 2003
99.2	Interim Financial Statements for the period ended November 30, 2003
99.3	Press Release dated December 9, 2003
99.4	Press Release dated December 10, 2003
99.5	Press Release dated December 11, 2003
99.6	Press Release dated January 22, 2004
99.7	Press Release dated February 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

	By:	/s/ Glen Indra

Date: February 4, 2004		Glen Indra, President